Management’s Discussion and Analysis
for the three months ended June 30, 2020

1.     HIGHLIGHTS
FINANCIAL
FIRST QUARTER OF FISCAL 20211

(amounts in millions, except per share amounts, ROCE and book-to-sales)		Q1-2021	Q1-2020	Variance $	Variance %
(Loss) Income Statement
Revenue		$550.5	$825.6	$(275.1)	(33%)
Segment operating (loss) income (SOI)[1]		$(110.3)	$110.9	$(221.2)	(199%)
SOI before specific items[1]		$(2.1)	$113.3	$(115.4)	(102%)
Net (loss) income attributable to equity holders of the Company		$(110.6)	$61.5	$(172.1)	(280%)
Basic and diluted (loss) earnings per share (EPS)		$(0.42)	$0.23	$(0.65)	(283%)
Net (loss) income before specific items[1]		$(30.3)	$63.2	$(93.5)	(148%)
EPS before specific items[1]		$(0.11)	$0.24	$(0.35)	(146%)
Cash Flows
Free cash flow[1]		$(92.7)	$(102.1)	$9.4	9%
Net cash used in operating activities		$(88.4)	$(60.0)	$(28.4)	(47%)
Financial Position
Capital employed[1]		$4,746.8	$4,678.8	$68.0	1%
Non-cash working capital[1]		$169.6	$229.9	$(60.3)	(26%)
Net debt[1]		$2,407.5	$2,312.7	$94.8	4%
Return on capital employed (ROCE)[1]	%	5.3%	10.9
ROCE before specific items	%	8.0%	11.9
Backlog
Total backlog[1]		$8,550.9	$9,362.2	$(811.3)	(9%)
Order intake[1]		$417.1	$940.8	$(523.7)	(56%)
Book-to-sales ratio[1]		0.76	1.14
Book-to-sales ratio for the last 12 months		0.99	1.24

In fiscal 2021, specific items include costs incurred in relation to the COVID-19 pandemic, mainly from impairment charges on non-financial assets and amounts owed from customers of $108.2 million. In fiscal 2020 specific items include the impact of the integration of Bombardier's Business Aviation Training Business (BBAT), Defence and Security's reorganizational costs and the goodwill impairment charge recognized in Healthcare.

IMPACT OF THE COVID-19 PANDEMIC
The COVID-19 pandemic has created unprecedented uncertainty in the global economy, the global air transportation environment, air passenger travel and to CAE's business. Several of our customers are facing significant challenges, with airlines and business jet operators having to ground many aircraft in response to travel bans, border restrictions, and lower demand for air travel. We continue to take measures to protect the health and safety of our employees, work with our customers to minimize potential disruptions and support our community in addressing the challenges posed by this global pandemic. This outbreak has had an important and immediate impact on all our businesses, especially in the Civil Aviation Training Solutions segment, as a result of an unprecedented shock to demand together with significant disruptions to its own operations, including temporary facility closures, supply chain disruptions, program execution delays, slower procurement decisions and changes to its customers’ acquisition priorities.

For the Civil Aviation Training Solutions segment, the impacts of the COVID-19 pandemic resulted in the temporary closure of certain training centre operations, lower utilization of our simulators in the network due to reduced demand from aviation customers and interruptions in the execution of our backlog. At the worst point during the first quarter of fiscal 2021, more than half of our Civil training locations worldwide had totally suspended operations or operated at significantly reduced capacity. However, as at June 30, 2020, all training centre locations have re-opened at full or reduced capacities. For the Defence and Security segment, delays in the awarding of new contracts and in the execution and advancement of certain programs are being experienced. For the Healthcare segment, customers continue to be focused on managing the acute operational demands of this healthcare crisis, which resulted in less budget for normal operations and training projects. However, the healthcare business looks well positioned to experience a change in the appreciation of the importance, relevancy and benefits of healthcare simulation and training to help save lives at a steady state and in a healthcare crisis.

1 Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2021 I 1

Management’s Discussion and Analysis

We continued to operate with several flexible measures implemented to protect our financial position and preserve liquidity, including the reduction of capital expenditures and R&D investments, strict cost containment measures, salary freezes, salary reductions, reduced work weeks, layoffs, as well as a suspension of our common share dividend and share repurchase plan in response to the impact of the COVID-19 pandemic. Additionally, we have worked with defence customers to secure more favorable terms for milestone payments as well as offer contract modifications to increase work scope and with suppliers for extended payment terms.

You will find more details on the impacts of the COVID-19 pandemic on our business in About CAE and Results by segment as well as in Business risk and uncertainty in our 2020 financial report.

OTHER

–
On April 6, 2020, we announced a series of flexible measures to protect our financial position in response to the COVID-19 pandemic and mitigate the impact on our employees. The measures include temporarily laying off 2,600 of our 10,500 employees, placing another 900 employees on a reduced work week and the suspension of our common share dividend and normal course issuer bid (NCIB). On April 20, 2020, we announced that we have recalled all remaining temporarily laid-off employees in Canada through the Canada Emergency Wage Subsidy (CEWS) program, impacting approximately 1,500 employees;

–	On April 9, 2020, we concluded a new two-year $500.0 million unsecured revolving credit facility which provides access to additional liquidity and further strengthens our financial position;

–
On April 10, 2020, we concluded an agreement with the Government of Canada to design and manufacture 10,000 CAE Air1 ventilators to provide life support to patients in intensive care to support the COVID-19 pandemic;

–	On May 19, 2020, we concluded an agreement to increase the limit of our receivable purchase program from US$300.0 million to US$400.0 million;

–
During the quarter, we recorded non-operational costs of $108.2 million relating mainly to impairment charges on property, plant and equipment, intangible assets, and certain financial assets as a result of the continued negative impacts of the COVID-19 pandemic.

EVENT AFTER THE REPORTING PERIOD

–
On August 12, 2020, we announced that we would be taking additional measures to best serve the market by optimizing our global asset base and footprint, adapting our global workforce and adjusting our business to correspond with the expected lower level of demand for certain of our products and services. These measures also include the introduction and acceleration of new digitally enhanced processes. We announced that we expect to record restructuring expenses of approximately $100 million over the next 12 months and to fully realize cost reductions of approximately $50 million annually starting in fiscal 2022.

2.     INTRODUCTION
In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

–	This year and 2021 mean the fiscal year ending March 31, 2021;

–	Last year, prior year and a year ago mean the fiscal year ended March 31, 2020;

–	Dollar amounts are in Canadian dollars.

This report was prepared as of August 12, 2020 and includes our management’s discussion and analysis (MD&A), unaudited consolidated interim financial statements and notes for the first quarter ended June 30, 2020. We have prepared it to help you understand our business, performance and financial condition for the first quarter of fiscal 2021. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, and based on unaudited figures. For additional information, please refer to our unaudited consolidated interim financial statements for the quarter ended June 30, 2020, and our annual audited consolidated financial statements, which you will find in our financial report for the year ended March 31, 2020. The MD&A section of our 2020 financial report also provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

–	Our mission;

–	Our vision;

–	Our strategy;

–	Our operations;

–	Foreign exchange;

–	Non-GAAP and other financial measures;

–	Consolidated results;

–	Results by segment;

–	Consolidated cash movements and liquidity;

–	Consolidated financial position;

–	Business combinations;

–	Events after the reporting period;

–	Business risk and uncertainty;

–	Related party transactions;

–	Changes in accounting policies;

–	Controls and procedures;

–	Oversight role of Audit Committee and Board of Directors.

2 I CAE First Quarter Report 2021

Management’s Discussion and Analysis

You will find our most recent financial report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

ABOUT MATERIAL INFORMATION
This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

–	It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

–	It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, risks relating to the COVID-19 pandemic such as health and safety, reduction and suspension of operations, global economic conditions, diversions of management attention, heightened IT risks, liquidity risks and credit risks, risks relating to the industry such as competition, business development and awarding of new contracts, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory matters, natural or other disasters, environmental laws and regulations, climate change, risks relating to CAE such as evolving standards and technology innovation, our ability to penetrate new markets, R&D activities, fixed-price and long‑term supply contracts, strategic partnerships and long-term contracts, procurement and original equipment manufacturer (OEM) leverage, product integration and program management, protection of our intellectual property and brand, third-party intellectual property, loss of key personnel, labour relations, liability risks that may not be covered by indemnity or insurance, warranty or other product-related claims, integration of acquired businesses through mergers, acquisitions, joint ventures, strategic alliances or divestitures, reputational risk, U.S. foreign ownership, control or influence mitigation measures, length of sales cycle, seasonality, continued returns to shareholders, information technology and cybersecurity, our reliance on technology and third‑party providers, data privacy, and risks relating to the market such as foreign exchange, availability of capital, credit risk, pension plan funding, doing business in foreign countries, geopolitical uncertainty, anti‑corruption laws and taxation matters. Additionally, differences could arise because of events announced or completed after the date of this report. You will find more information about the risks and uncertainties affecting our business in our 2020 financial report. We caution readers that the risks described above are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement.

3.     ABOUT CAE
3.1       Who we are

CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, we continue to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. We are the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. Testament to our customers’ ongoing needs for our solutions, over 60 percent of CAE’s revenue is recurring in nature. We have the broadest global presence in our industry, with approximately 10,000 employees, 160 sites and training locations in over 35 countries.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.
3.2       Our mission

To lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place.

CAE First Quarter Report 2021 I 3

Management’s Discussion and Analysis

3.3       Our vision

To be the worldwide partner of choice in civil aviation, defence and security and healthcare by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency and readiness.

3.4       Our strategy

CAE’s eight pillars of strength
We believe there are eight fundamental strengths that underpin our strategy and investment thesis:

–	High degree of recurring business;

–	Industry leader with a strong competitive moat;

–	Headroom in large markets;

–	Technology and industry thought leader;

–	Potential for compound growth and superior returns over the long-term;

–	Culture of innovation, empowerment, excellence and integrity;

–	Excellent and diverse team with a unique social impact on safety;

–	Solid financial position and highly cash generative business model.

High degree of recurring business
We operate in highly regulated industries with mandatory and recurring training requirements for maintaining professional certifications. Over 60% of our business is derived from the provision of technology-enabled services, which is an important source of recurring business, and largely involves long-term agreements with many airlines, business aircraft operators and defence forces.

Industry leader with a strong competitive moat
We are an industry leader in each of our three segments by way of scale, the range of our technological solutions and services, and our global reach. We benefit from a strong competitive moat, fortified by seven decades of industry firsts and by continuously pushing the boundaries using digitally immersive, high-tech training and operational support solutions. Our broad global training network, unique end‑to‑end cadet to captain training capacities, technology-intensive training and operational support solutions, deep subject matter expertise and industry thought leadership, unrivaled customer intimacy and strong, recognizable brand further strengthen our competitive moat.

Headroom in large markets
We provide innovative training and operational support solutions to customers in large addressable markets in civil aviation, defence and security and healthcare. Significant untapped market opportunities exist in these three core businesses, with substantial headroom to grow our market share over the long-term.

Technology and industry thought leader
CAE is a high-tech training and operational support solutions company and an industry thought leader in the application of modelling and simulation, virtual reality and advanced analytics to create highly innovative and digitally immersive training and operational support solutions for customers in civil aviation, defence and security and healthcare.

Potential for compound growth and superior returns over the long-term
In each of our businesses, we have the potential to grow at a rate superior to our underlying markets because of our potential to gain share within the markets we serve. Our rising proportion of recurring revenue is largely driven by our customers’ ongoing training, operational support requirements and our ability to assist them with these critical activities. We leverage our leading market position to deepen and expand our customer relationships and gain more share of their critical responsibilities. We expect to optimize and increase the utilization of our global training network and to deploy new assets with accretive returns, over the long-term.

Culture of innovation, empowerment, excellence and integrity
One CAE is the internal mantra that represents our culture of innovation, empowerment, excellence and integrity. It is the combination of these four key attributes that provides CAE with its market leadership, strong reputation and high degree of customer intimacy.

Excellent and diverse team with a unique social impact on safety
CAE prides itself in having an excellent and diverse team with a unique social impact on safety. Each day, our employees support our customers’ most critical operations with the most innovative solutions and in doing so, they help make the world a safer place. We help make air travel and healthcare safer, and our defence forces to maintain security.

Solid financial position and highly cash generative business model
A constant priority for CAE is the maintenance of a solid financial position and we use established criteria to evaluate capital allocation opportunities. Our business model and training network, specifically, is highly cash generative by nature.

4 I CAE First Quarter Report 2021

Management’s Discussion and Analysis

3.5       Our operations

We provide digitally immersive training and operational support solutions to three markets globally:

–
The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance repair and overhaul organizations (MRO) and aircraft finance leasing companies;

–	The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;

–	The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies and OEMs.

IMPACT OF THE COVID-19 PANDEMIC
In late December 2019, a novel coronavirus (SARS-CoV-2/COVID-19) was identified with original cases in China and cases subsequently confirmed in multiple countries throughout the world. The outbreak was declared a Public Health Emergency of International Concern on January 30, 2020 and was subsequently categorized as a pandemic by the World Health Organization on March 11, 2020. The outbreak of the COVID-19 pandemic has resulted in governments and businesses worldwide adopting emergency measures to combat the spread of the virus while seeking to maintain essential services. These measures have included, without limitation, travel bans, border restrictions, lockdown protocols and self-isolation measures.

COVID-19 has created unprecedented uncertainty in the global economy, the global air transportation environment and air passenger travel, disrupted global supply chains, created significant economic downturn and disruption of financial markets. These adverse economic conditions are expected to continue for as long as the measures taken to contain the spread of the COVID-19 virus persist and certain adverse economic conditions could continue even upon the gradual removal of such measures and thereafter, especially in the global air transportation environment and air passenger travel. These measures and conditions have adversely affected, and are expected to continue to adversely affect, our business and financial results, for as long as the measures adopted in response to the COVID-19 pandemic remain in place or are re-introduced.

The COVID-19 pandemic started impacting several operational locations and markets across the globe starting in January and February in Asia, and through the rest of the world in March 2020. The impacts continued to deepen in April, and although some recoveries were experienced in June, we remain operating at significantly lower levels than the prior year. Several of our customers are continuing to face significant challenges, with airlines and business jet operators having to ground many aircraft in response to travel bans, border restrictions, and lower demand for air travel. This outbreak has had an important and immediate impact on all our businesses, especially in Civil Aviation where commercial airlines are experiencing significant financial challenges, as a result of an unprecedented shock to demand together with significant disruptions to our own operations, including temporary facility closures, supply chain disruptions, program execution delays, slower procurement decisions and changes to our customer’s acquisition priorities. We continue to take measures to protect the health and safety of our employees, work with our customers to minimize potential disruptions and support our community in addressing the challenges posed by this global pandemic.

Impacts to CAE's operations
Civil Aviation
Pilot training is an essential service and critical to maintaining our customers' operations, however, with the global airline industry facing a severe and abrupt drop in air passenger travel and with airlines and business jet operators having to ground many aircraft and furlough employees, we have experienced a significant drop in demand for our training services. Reduction in demand combined with public directives resulted in more than half of our civil aviation training locations suspending operations or operating at significantly reduced capacity at our lowest point in April 2020. By the end of June 2020, all previously closed training locations had re-opened and 15 locations remained operating at reduced capacities. In addition to disruptions to our civil training centre network, under public directives, we also had to suspend most manufacturing operations of civil simulator products starting on March 25, 2020; with gradual recommencement of manufacturing operations in May 2020.

Reductions in domestic and international passenger demand have severely impacted the aviation industry. For the first six months of calendar 2020, passenger traffic decreased by 58% compared to the first six months of calendar 2019 and as per the International Air Transport Association's latest forecast issued July 28, 2020, they predict that, for the year, domestic and international passenger demand could experience as much as a 63% decrease compared to calendar 2019. As a result, our commercial airline customers are deferring initial training for new pilots and in some cases, airlines have sought temporary deferrals of pilot recurrent training requirements from local authorities. Business aviation activity has also reduced due to self-isolation measures, travel bans, border restrictions and lockdown protocols. This has resulted in considerably lower training utilization than normal in the first quarter of fiscal 2021, which has been reflected in our results for the quarter. Towards the end of the quarter, business jet traffic started to show improvements from the April lows with the U.S. Federal Aviation Administration (FAA) reporting a year-over-year decline of 24% for the total number of business jet flights for the month of June compared to a decline of 75% for the month of April. Similarly, Eurocontrol, the European Organisation for the Safety of Air Navigation, reported a year-over-year decline of 41% in June compared to a decline of 71% in April. To preserve resources, airlines are also deferring new aircraft deliveries, planning early retirements for certain aircraft fleet types and seeking financial help from local governments. This will likely result in lower simulator orders for the current fiscal year when compared to recent years and some delays in the execution of our current backlog. Additionally, we have reassessed certain estimated contract values included in our Civil training backlog to reflect the change in estimates of our customer's training requirements during the downturn caused by the COVID-19 pandemic. CAE continues to work closely with our customers to monitor the situation and support their needs.

CAE First Quarter Report 2021 I 5

Management’s Discussion and Analysis

The financial impact from the decreased training utilization, production slowdown, reduced orders and deliveries and other disruptions is expected to significantly negatively impact the operations and financial performance of the current fiscal year. We will be taking additional measures to best serve the market by optimizing our global asset base and footprint, adapting our global workforce and adjusting our business to correspond with the expected lower level of demand for certain of our products and services. These measures also include the introduction and acceleration of new digitally enhanced processes.The current view for fiscal year 2021 is for a material decrease in operational and financial performance in the first half, and for the second half of the year to potentially begin to inflect positively.

Defence and Security
While the COVID-19 pandemic has severely impacted all sectors of society, governments have reaffirmed the critical role played by the military and are taking measures to minimize impacts to both defence forces and the defence industrial base. In countries where we have significant operations, most of those governments have classified the defence market as an essential service and determined that some level of training must continue to meet readiness requirements in support of national security. Consequently, over 98% of the sites where we provide services are operational with most back to full or near-full capacity. Manufacturing operations for defence simulator products have continued during the pandemic, however, execution has been disrupted by mobility limitations and client access restrictions.

Despite some of the mitigating initiatives taken by governments, there have been negative implications on CAE’s defence business segment due to the pandemic. We have a range of programs with defence and OEM customers globally that have experienced project advancement delays due to travel bans, border restrictions, client access restrictions and supply chain disruptions. Some of the required progress and acceptance testing has continued with virtual meetings and remote work procedures, but delays have impacted some key milestones negatively affecting revenue and operating profit. In addition, the level of fiscal stimulus by governments worldwide to counter the economic fallout of the COVID-19 pandemic may lead to increased pressures on defence spending. In the Middle East, CAE’s customers are currently contending with the negative impacts of the pandemic and lower oil prices, which is currently slowing the rate of progress on existing CAE programs and the awarding of new ones from our pipeline. We have also experienced delays in the awarding of new contracts due to government acquisition authorities following directives in their respective countries to shelter-in-place and eliminate travel. These delays impacted order intake during the first quarter, and we expect a continued delay in the awarding of new contracts during at least the second quarter of this fiscal year, especially with the surge in new COVID-19 cases experienced in the U.S. since the end of June.

Healthcare
In Healthcare, a large contingent of the market for simulation products are medical and nursing schools who have also come under lockdown protocols, which has negatively affected our ability to conclude contracts and to deliver on existing orders. As institutions begin to reopen and offer remote education, CAE Healthcare provided new tools and training on how to implement distance learning with our solutions. In the hospital market, our customers continue to be focused on managing the acute operational demands of this healthcare crisis rather than focusing on their training needs, which resulted in less focus and budget for normal operations and training projects. Manufacturing operations for healthcare products also continued during the pandemic.

To help in the fight against COVID-19, our CAE engineers and scientists have designed an easy-to-use, maintainable, easy-to-manufacture ventilator prototype to provide life support to patients in intensive care. In April 2020, CAE was selected by the Canadian government to design and manufacture 10,000 of these CAE Air1 ventilators to support the COVID-19 pandemic. CAE has also provided complimentary training seminars on how to prepare healthcare workers in the fight against COVID-19. The CAE team launched simulation-based training solutions, both web and hardware based, to train personnel in the safe practice of ventilation and intubation, which is key to saving lives.

You will find more details on the financial impacts of COVID-19 on our businesses in Results by segment.

Measures to bolster liquidity and mitigate the impacts to our business
To address the negative impact of COVID-19, CAE has been closely monitoring and actively implementing and updating our response to the evolving COVID-19 pandemic to attenuate the impact on our employees, to ensure CAE preserves the necessary liquidity through this downturn and to ensure that we will be in a position of strength to serve our customers when the markets begin to recover from this pandemic. We have formed a committee composed of the senior leadership team and key leaders in the organization to monitor, on a daily basis, the evolution of the pandemic, to evaluate the measures being put in place by local and national governments and the resulting impacts on CAE and to implement necessary contingency plans in real time as the current situation continues to unfold, with a focus on three priorities: protecting employees’ health and safety, supporting customers’ critical operations and ensuring business continuity.

We continue to operate with several flexible measures implemented to protect our financial position, preserve liquidity and reduce operating costs, including the reduction of capital expenditures and R&D investments, strict cost containment measures, salary freezes, salary reductions, reduced work weeks, layoffs, as well as a suspension of our common share dividend and share repurchase plan in response to the impact of the COVID-19 pandemic. At the same time, we have taken initiatives to renegotiate contracts with defence customers to secure more favorable terms for milestone payments as well as offer contract modifications to increase work scope and with suppliers for extended payment terms. We have also successfully negotiated payment deferrals on certain lease liabilities and government royalty and R&D obligations. During the quarter, we concluded a new two-year $500.0 million senior unsecured revolving credit facility and we increased our receivable purchase program from US$300.0 million to US$400.0 million. These transactions provide access to additional liquidity and further strengthen our financial position.

6 I CAE First Quarter Report 2021

Management’s Discussion and Analysis

Total available liquidity at June 30, 2020 was $2.1 billion, including $363.3 million in cash and cash equivalents, undrawn amounts on our revolving credit facility and the balance available under our receivable purchase program. We believe that our cash and cash equivalents, the availability under our committed revolving credit facility and cash generated from our operations will be sufficient to provide liquidity for our operations over the foreseeable future.

To minimize the impact on employees through this difficult period, CAE has accessed government emergency relief measures and wage subsidy programs available around the world, including the Canadian CEWS program.

Resiliency of CAE's business
We entered this pandemic from a position of strength with a global leading market position, a balanced business with recurring revenue streams, and a solid financial position. We have taken decisive yet flexible actions to help protect our people and operations over the short-term and to give us the necessary agility to resume long-term growth when global air travel eventually returns.

In Civil aviation, training is highly regulated, and for pilots to remain active and to continue to hold their certifications, they must train regularly to demonstrate proficiency, usually every six to nine months. While training activities related to growth of the global pilot population and movements of pilots to new positions, have been curtailed significantly, recurrent training to maintain certification is non‑discretionary. To adapt to these new circumstances, we have already introduced new virtual service offerings to support our customers such as obtaining FAA and other Civil Aviation Authority approvals for virtual training in certain of our flight training organizations and remote support for the installation, acceptance and qualification of full-flight simulators. Our capacity to adapt and the increasing need for airlines to come up with cost containment measures as a result of this pandemic could act as a catalyst for potential customers who may come to realize the benefits of outsourcing their training needs to CAE as a means to reduce their in-house training costs. Another important contributor to our resiliency is the solid backlog of Civil full-flight simulator orders, which have been pre-funded by customer deposits and progress payments. While we expect some requests for deferrals, order cancellations are not common given the capital customers have deployed and since the orders are closely linked to airline operational requirements.

For Defence, governments recognize the critical importance of national defence and have been proactive in implementing measures to maintain and protect the defence industry and its suppliers, evidenced by many governments who are using defence programs as a mechanism to maintain and stimulate the economy. For example, countries such as Canada, the United Kingdom and Australia have implemented measures such as accelerated payments to support supplier cash flows. This, combined with our Defence backlog, provides an additional layer of diversification for our business. We have also demonstrated our ability to adapt in these challenging circumstances with, for example, the implementation of a range of classroom and distance learning solutions to sustain training for defence and public safety customers, and the development of virtual engineering internships for students in the United Arab Emirates.

We see future opportunities arising in the Healthcare business including our new CAE Air1 ventilator product line, COVID-19 related training solutions, and increased recognition of the value of simulation-based preparedness for pandemics and other high-risk scenarios. This is supported by professional organizations such as the International Nursing Association of Clinical Simulation and Learning (INACSL) and the Society for Simulation in Healthcare who are proposing that regulatory bodies and policymakers demonstrate flexibility by allowing the replacement of clinical hours usually completed in a live healthcare setting with that of virtually simulated experiences as a result of this pandemic. On this topic, starting in April 2020, we launched a series of Simulation Debrief podcasts featuring pioneers and experts in the field discussing the future of healthcare simulation. Our goal is to provide the highest quality training experience by offering innovative clinical learning solutions that can be quickly and easily implemented within today’s healthcare education environment.

CIVIL AVIATION MARKET
We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services.

We have the unique capability and global scale to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of civil aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships and reputation as a trusted partner, enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in more than 35 countries and through our broad global network of more than 60 training locations, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations and training services agreements and joint ventures with approximately 40 major airlines and aircraft operators around the world. Our range of training solutions includes product and service offerings for pilot, cabin crew and aircraft maintenance technician training, training centre operations, curriculum development, courseware solutions and consulting services. We currently manage 304 full-flight simulators (FFSs)2, including those operating in our joint ventures. We offer industry-leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE Real-time Insights and Standardized Evaluations (CAE RiseTM), which improves training quality, objectivity and efficiency through the integration of untapped flight and simulator data-driven insights into training. In the formation of new pilots, CAE operates the largest ab initio flight training network in the world and has approximately 30 cadet training programs globally. In resource management, CAE is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide.
2 Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2021 I 7

Management’s Discussion and Analysis

Quality, fidelity, reliability and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, business aircraft operators, third-party training centres and OEMs. We have established a wealth of experience in developing first-to-market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning several decades of continuous use. Our global reach enables us to provide best-in-class support services such as real-time, remote monitoring and enables us to leverage our extensive worldwide network of spare parts and service teams.

Market drivers
Demand for training solutions in the civil aviation market is driven by the following:

–	Pilot training and certification regulations;

–	Safety and efficiency imperatives of commercial airlines and business aircraft operators;

–	Expected long-term global growth in air travel;

–	Expected long-term growth or renewal of the active fleet of commercial and business aircraft;

–	Demand for trained aviation professionals.

DEFENCE AND SECURITY MARKET
We are a training and mission support solutions provider for defence forces across the air, land and naval domains, and for government organizations responsible for public safety.

We are a global leader in the development and delivery of training and mission support solutions for defence forces. While the COVID-19 pandemic has created uncertainty in all sectors of society, governments have reaffirmed the critical and essential role played by the military and are taking measures to minimize impacts to both defence forces and the defence industrial base. Most militaries use a combination of live training on actual platforms, virtual training in simulators, and constructive training using computer-generated simulations. We are skilled and experienced as a training systems integrator capable of helping defence forces achieve an optimal balance of integrated live-virtual-constructive training to achieve mission preparedness. Our expertise in training spans a broad variety of aircraft, including fighters, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and remotely piloted aircraft, also called unmanned aerial systems. Increasingly, we are leveraging our training systems integration capabilities in the naval domain to provide naval training solutions, as evidenced by the program to provide the United Arab Emirates Navy with a comprehensive Naval Training Centre and our role supporting the design phase of the Canadian Surface Combatant ship program. We offer training solutions for land forces, including a range of driver, gunnery and maintenance trainers for tanks and armoured fighting vehicles as well as constructive simulation for command and staff training. Increasingly, we are engaged with defence customers to leverage modelling and simulation technologies to provide a range of mission support solutions, including systems engineering, decision support and staff augmentation. For example, our CAE USA Mission Solutions Inc. (MSI), a subsidiary of CAE USA Inc., that is eligible to pursue and execute higher-level security programs, provides a variety of operational support solutions to the U.S. Department of Defense (DoD).

Defence forces continue to increasingly leverage virtual training and balance their training approach between live, virtual and constructive domains to achieve maximum readiness and efficiency. We pursue programs requiring the integration of live, virtual and constructive training which tend to be larger in size than programs involving only one of the three training domains. We are a first-tier training systems integrator and can offer our customers a comprehensive range of innovative training solutions, ranging from digital learning environments and mixed reality capabilities to integrated live, virtual and constructive training in a secure networked environment. Our solutions typically include a combination of training services, products and software tools designed to cost-effectively maintain and enhance safety, efficiency, and readiness. We have a wealth of experience delivering and operating outsourced training solutions with facilities that are government‑owned government-operated; government-owned contractor-operated; or contractor-owned contractor‑operated. We offer training needs analysis, training media analysis, courseware, instructional systems design, facilities, tactical control centres, synthetic environments, mixed reality solutions, a range of simulators and training devices, live assets, digital media classrooms, distributed training, scenario development, instructors, training centre operations, and a continuous training improvement process leveraging big data analytics. In addition, we are increasingly leveraging our modeling and simulation expertise to enable defence forces to use synthetic environments for planning, analysis, and operational decision support.

We have delivered simulation products and training services to approximately 50 defence forces in over 40 countries. We provide training and operational support services such as contractor logistics support, maintenance services, systems engineering, staff augmentation, classroom instruction and simulator training at over 100 sites around the world, including our joint ventures. We also support live flying training, such as the live training delivered as part of the North Atlantic Treaty Organization (NATO) Flying Training in Canada and the U.S. Army Fixed-Wing Flight Training programs, as we help our customers achieve an optimal balance across their training enterprise.

8 I CAE First Quarter Report 2021

Management’s Discussion and Analysis

Market drivers
Demand for training and operational support solutions in the defence and security markets is driven by the following:

–	Defence budgets;

–	Installed base of enduring defence platforms and new customers;

–	Attractiveness of outsourcing training, maintenance and operational support services;

–	Pilot and aircrew recruitment, training and retention challenges faced by militaries globally;

–	Desire to integrate training systems to achieve efficiencies and enhanced preparedness;

–	Need for synthetic environments to conduct integrated, networked mission training, including joint and coalition forces exercises;

–	Desire of governments and defence forces to increase the use of synthetic environments, for planning, analysis and decision support;

–	Relationships with OEMs for simulation and training.

HEALTHCARE MARKET
We offer integrated education and training solutions including surgical and imaging simulations, curriculum, audiovisual and centre management platforms and patient simulators to healthcare students and clinical professionals across the professional life cycle. Additionally, to support the COVID-19 pandemic, we have designed and manufactured ventilators to provide life support to intensive care patients.

Simulation-based training is one of the most effective ways to prepare healthcare practitioners to care for patients and respond to critical situations while reducing medical errors. We are leveraging our experience and best practices in simulation-based aviation training to deliver innovative solutions to improve the safety and efficiency in the delivery of patient care. As such, we have established three CAE Healthcare Centres of Excellence to date to improve clinical education and develop new training technologies and curriculum for healthcare professionals and students. The healthcare simulation market is expanding, with a shift in the U.S. from fee-for-service to value-based care in hospitals, and with simulation centres becoming increasingly more prevalent in nursing and medical schools.

We offer the broadest and most innovative portfolio of medical training solutions, including patient, ultrasound and interventional (surgical) simulators, audiovisual and centre management platforms, augmented reality applications, e-learning and curriculum for simulation-based healthcare education and training. We have provided training solutions to customers in more than 80 countries that are currently supported by our global network. We are a leader in patient simulators which are based on advanced models of human physiology that realistically mimic human responses to clinical interventions. For example, our high-fidelity childbirth simulator, Lucina, was designed to offer exceptional realism for simulated scenarios of both normal deliveries and rare maternal emergencies. During the last two years, we continued to invest in the development of new products to address growing demand in the healthcare simulation market. We launched the CAE Juno clinical skills manikin which enables nursing programs to adapt to the decreased access to live patients due to the complex conditions of hospital patients and the liability concerns in healthcare, the CAE Ares emergency care manikin designed for advanced life support and American Heart Association (AHA) training and the CAE Luna neonatal simulator which is an innovative critical care simulation for newborns and infants. With these solutions, we are providing some of the industry's most innovative learning tools to healthcare academic institutes, which represent the largest segment of the healthcare simulation market. We continue to push the boundaries of technology and we were the first to bring a commercial Microsoft HoloLens mixed reality application to the medical simulation market. We continue to integrate augmented and virtual reality into our advanced software platforms to deliver custom training solutions and ground-breaking products.

Through our Healthcare Academy, we deliver peer-to-peer training at customer sites as well as in our training centres in Canada, Germany, the U.K. and U.S. Our Healthcare Academy includes more than 50 adjunct faculties consisting of nurses, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed more than 500 Simulated Clinical Experience (SCE) courseware packages for our customers.

We offer turnkey solutions, project management and professional services for healthcare simulation programs. We also collaborate with medical device companies and scientific societies to develop innovative and custom training solutions. In collaboration with the American Society of Anesthesiologists (ASA), we have released five online modules for Anesthesia SimSTAT, a virtual healthcare training environment for practicing physicians. This new platform provides continuing medical education for Maintenance of Certification in Anesthesiology (MOCA) and has allowed us to expand access to simulation-based clinical training among the anesthesia community. Furthermore, through industry partnerships with medical device companies, we have developed a specialized interventional simulator to train physicians to implant a new generation of pacemakers as well as a modular, portable catheterization laboratory interventional simulator, CAE CathLabVR, which was introduced to the cardiac simulation community in September 2018. In January 2018, we announced a collaboration with the AHA to establish a network of International Training Sites to deliver lifesaving AHA courses in countries that are currently underserved.

Market drivers
Demand for our simulation products and services in the healthcare market is driven by the following:

–	Limited access to live patients during training;

–	Medical and mixed reality technology revolution;

–	Broader adoption of simulation, with a demand for innovative and custom training approaches;

–	Growing emphasis on patient safety and outcomes.

You will find more information about our operations in our fiscal 2020 financial report, AIF or our Annual Activity and Corporate Social Responsibility Report.

CAE First Quarter Report 2021 I 9

Management’s Discussion and Analysis

4.     FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for the three main currencies in which we operate.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	June 30	March 31	Increase /
	2020	2020	(decrease)
U.S. dollar (US$ or USD)	1.36	1.41	(4%)
Euro (€ or EUR)	1.53	1.55	(1%)
British pound (£ or GBP)	1.68	1.75	(4%)

We used the average quarterly foreign exchange rates below to value our revenues and expenses:

	June 30	March 31	Increase /	June 30	Increase /
	2020	2020	(decrease)	2019	(decrease)
U.S. dollar (US$ or USD)	1.39	1.34	4%	1.34	4%
Euro (€ or EUR)	1.53	1.48	3%	1.50	2%
British pound (£ or GBP)	1.72	1.72	—%	1.72	—%

The effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in this quarter’s revenue of $9.7 million and an increase in net income of $0.3 million when compared to the first quarter of fiscal 2020. We calculated this by translating the current quarter foreign currency revenue and net income using the average monthly exchange rates from the prior year’s first quarter and comparing these adjusted amounts to our current quarter reported results. You will find more details about our foreign exchange exposure and hedging strategies in Business Risk and Uncertainty in our 2020 financial report.

5.     NON-GAAP AND OTHER FINANCIAL MEASURES
 This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies.
Capital employed
Capital employed
Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:

–	For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

–
For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:

–	In order to understand our source of capital, we add net debt to total equity.

Return on capital employed (ROCE)
ROCE is used to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.
Capital expenditures (maintenance and growth) from property, plant and equipment
Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

10 I CAE First Quarter Report 2021

Management’s Discussion and Analysis

Earnings or loss per share (EPS) before specific items
Earnings or loss per share before specific items is a non-GAAP measure calculated by excluding restructuring costs, integration costs, acquisition costs and impairments and other gains and losses arising from significant strategic transactions or material events as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring costs, integration costs, acquisition costs, and other gains, net of tax, as well as one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods.

Free cash flow
Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Gross profit
Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses, impairment and other gains and losses, after tax share in profit or loss of equity accounted investees and restructuring, integration and acquisition costs. We believe it is useful to management and investors in evaluating our ongoing operational performance.

Net debt
Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

Net debt-to-EBITDA is calculated as net debt divided by the last twelve months EBITDA. EBITDA comprises earnings before income taxes, finance expense – net, depreciation and amortization.

Net income or loss before specific items
Net income or loss before specific items is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring costs, integration costs, acquisition costs and impairment and other gains and losses arising from significant strategic transactions or material events as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

Non-cash working capital
Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale).

Operating profit or loss
Operating profit or loss is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Order intake and Backlog
Order intake
Order intake is a non-GAAP measure that represents the expected value of orders we have received:

–
For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

–
For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;

–	For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

CAE First Quarter Report 2021 I 11

Management’s Discussion and Analysis

Backlog
Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:

–
Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;

–
Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;

–
Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

Research and development expenses
Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Segment operating income or loss (SOI)
Segment operating income or loss is a non-GAAP measure and is the sum of our key indicators of each segment’s financial performance. Segment operating income or loss gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate segment operating income by taking the operating profit and excluding restructuring costs of major programs that do not arise from significant strategic transactions.

Segment operating income or loss before specific items further excludes restructuring costs, integration costs, acquisition costs and impairment and other gains and losses arising from significant strategic transactions or material events. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

Simulator equivalent unit (SEU)
Simulator equivalent unit
SEU is an operating measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Full-flight simulators (FFSs) deployed in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs deployed in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Utilization rate
Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

12 I CAE First Quarter Report 2021

Management’s Discussion and Analysis

6.     CONSOLIDATED RESULTS
6.1      Results from operations – first quarter of fiscal 2021

(amounts in millions, except per share amounts)		Q1-2021	Q4-2020	Q3-2020	Q2-2020	Q1-2020
Revenue		$550.5	977.3	923.5	896.8	825.6
Cost of sales		$442.5	665.6	632.0	660.1	581.9
Gross profit[3]		$108.0	311.7	291.5	236.7	243.7
As a % of revenue	%	19.6	31.9	31.6	26.4	29.5
Research and development expenses[3]		$20.1	36.2	33.6	35.8	31.9
Selling, general and administrative expenses		$93.9	107.9	118.3	98.0	113.3
Impairment and other (gains) and losses		$96.6	14.3	(3.5)	(11.5)	(0.3)
After tax share in loss (profit) of equity accounted investees		$7.7	6.8	(11.8)	(10.4)	(12.1)
Operating (loss) profit[3]		$(110.3)	146.5	154.9	124.8	110.9
As a % of revenue	%	—	15.0	16.8	13.9	13.4
Finance expense – net		$35.1	38.5	36.7	34.3	34.9
(Loss) earnings before income taxes		$(145.4)	108.0	118.2	90.5	76.0
Income tax (recovery) expense		$(35.4)	26.9	18.4	15.5	13.0
As a % of (loss) earnings before income taxes
(income tax rate)%		24	25	16	17	17
Net (loss) income		$(110.0)	81.1	99.8	75.0	63.0
Attributable to:
Equity holders of the Company		$(110.6)	78.4	97.7	73.8	61.5
Non-controlling interests		$0.6	2.7	2.1	1.2	1.5
		$(110.0)	81.1	99.8	75.0	63.0
EPS attributable to equity holders of the Company
Basic and diluted		$(0.42)	0.29	0.37	0.28	0.23
EPS before specific items[3]		$(0.11)	0.46	0.37	0.28	0.24

Revenue was 33% lower than the first quarter of fiscal 2020
Revenue was $275.1 million lower than the first quarter of fiscal 2020. Decreases in revenue were $229.6 million, $40.3 million and $5.2 million for Civil Aviation Training Solutions, Defence and Security and Healthcare respectively.

You will find more details in Results by segment.

Segment operating income3 was $221.2 million lower compared to the first quarter of fiscal 2020
Segment operating loss this quarter was $110.3 million, compared to a segment operating income of $110.9 million or 13.4% of revenue in the first quarter of fiscal 2020. The decrease in segment operating income was $196.5 million, $24.3 million and $0.4 million for Civil Aviation Training Solutions, Defence and Security and Healthcare respectively.

Segment operating loss before specific items3 was $2.1 million this quarter, compared to a segment operating income before specific items of $113.3 million, or 13.7% of revenue in the first quarter of fiscal 2020. On this basis, segment operating income before specific items was $115.4 million lower than the first quarter of fiscal 2020.

You will find more details in Results by segment.

Net finance expense was stable compared to the first quarter of fiscal 2020

Income tax rate was 24% this quarter
Income tax recovery this quarter amounted to $35.4 million, representing an effective tax rate of 24% compared to an effective tax rate of 17% for the first quarter of fiscal 2020.

In the first quarter this year, the income tax rate was impacted by impairment charges on non-financial assets and amounts owed from customers incurred in relation to the COVID-19 pandemic. Excluding the effect of the impairments, the income tax rate would have been 20% this quarter. On this basis, the increase in the tax rate this quarter compared to the first quarter of fiscal 2020 was mainly due to the impact of tax audits in Canada this year, partially offset by the change in the mix of income from various jurisdictions.
3 Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2021 I 13

Management’s Discussion and Analysis

6.2      Consolidated orders and total backlog

Total backlog4 down 10% compared to last quarter

Three months ended
(amounts in millions)	June 30, 2020
Obligated backlog[4], beginning of period	$7,631.0
+ order intake[4]	417.1
- revenue	(550.5)
+ / - adjustments	(738.6)
Obligated backlog, end of period	$6,759.0
Joint venture backlog[4] (all obligated)	366.2
Unfunded backlog and options[4]	1,425.7
Total backlog	$8,550.9

Adjustments this quarter were mainly due to the revaluation of prior year contracts and negative foreign exchange movements. Adjustments also include reassessments to estimated contract values to reflect the change in estimates of our customer's training requirements as a result of the downturn caused by the COVID-19 pandemic.

The book-to-sales ratio4 for the quarter was 0.76x. The ratio for the last 12 months was 0.99x.

You will find more details in Results by segment.

4 Non-GAAP and other financial measures (see Section 5).

14 I CAE First Quarter Report 2021

Management’s Discussion and Analysis

7.     RESULTS BY SEGMENT
We manage our business and report our results in three segments:

–	Civil Aviation Training Solutions;

–	Defence and Security;

–	Healthcare.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

Unless otherwise indicated, elements within our segment revenue and segment operating income analysis are presented in order of magnitude.

KEY PERFORMANCE INDICATORS

Segment operating (loss) income

(amounts in millions, except operating margins)		Q1-2021	Q4-2020	Q3-2020	Q2-2020	Q1-2020

Civil Aviation Training Solutions		$(97.9)	151.5	123.0	100.2	98.6
	%	—	25.2	22.0	18.9	20.6

Defence and Security		$(9.2)	32.4	31.3	26.0	15.1
	%	—	9.5	9.4	7.7	4.7

Healthcare		$(3.2)	(37.4)	0.6	(1.4)	(2.8)
	%	—	—	1.8	—	—
Segment operating (loss) income		$(110.3)	146.5	154.9	124.8	110.9
SOI before specific items		$(2.1)	193.9	157.2	126.0	113.3

Capital employed5

(amounts in millions)	Q1-2021	Q4-2020	Q3-2020	Q2-2020	Q1-2020
Civil Aviation Training Solutions	$3,771.3	3,869.6	3,734.5	3,655.2	3,549.6
Defence and Security	$1,109.9	1,154.0	1,074.4	1,191.8	1,192.2
Healthcare	$204.8	208.0	224.7	225.8	226.8
Capital employed	$5,086.0	5,231.6	5,033.6	5,072.8	4,968.6

5 Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2021 I 15

Management’s Discussion and Analysis

7.1      Civil Aviation Training Solutions
FIRST QUARTER OF FISCAL 2021 EXPANSIONS AND NEW INITIATIVES
New programs and products

–
We have introduced new virtual service offerings to support our customers as a response to border restrictions arising from the COVID‑19 pandemic including offering remote support for the installation, acceptance and qualification of FFSs, obtaining FAA and other Civil Aviation Authority approvals for virtual training in certain of our flight training organizations, and developing remote IOS solutions for live instructor interactions during training sessions;

–
We developed Airside, a new digital platform that provides training and career resources to pilots grounded due to COVID-19. The platform features articles and tools that were created on the subjects that matter the most to thousands of pilots surveyed around the world during this pandemic;

–	We launched instructor-led online courses for aviation maintenance training.

ORDERS6
Civil Aviation Training Solutions obtained contracts this quarter expected to generate revenues of $193.5 million including a contract for one Airbus A320 FFS to China Express. Other notable contract awards for the quarter included:

–	A 4-year pilot training agreement with Alitalia;

–	A 5-year pilot training agreement with WAMOS Air;

–	A 5-year pilot training agreement with long term business aviation partner, SC Aviation;

–	A 2-year business aviation pilot training agreement with Air Hamburg;

–	A 5-year training agreement with Boeing to support Boeing’s ab initio Pilot Development Program.

FINANCIAL RESULTS
(amounts in millions, except operating margins, SEU, FFSs deployed, utilization rate and FFS deliveries)		Q1-2021	Q4-2020	Q3-2020	Q2-2020	Q1-2020
Revenue		$248.0	601.9	558.1	529.9	477.6
Segment operating (loss) income		$(97.9)	151.5	123.0	100.2	98.6
Operating margins	%	—	25.2	22.0	18.9	20.6
SOI before specific items		$(16.2)	153.6	123.4	101.4	101.0
Operating margins before specific items	%	—	25.5	22.1	19.1	21.1
Depreciation and amortization		$67.6	59.8	59.8	57.3	55.9
Property, plant and equipment expenditures		$15.2	78.1	45.8	52.4	83.6
Intangible assets and other assets expenditures		$4.8	13.7	7.0	10.3	5.4
Capital employed		$3,771.3	3,869.6	3,734.5	3,655.2	3,549.6
Total backlog		$4,541.1	5,341.3	5,263.0	5,124.8	5,090.3
SEU[6]		246	250	252	243	242
FFSs deployed in CAE's network[6]		304	306	303	299	294
Utilization rate[6]	%	33	67	70	69	76
FFS deliveries		2	21	12	18	5

Revenue down 48% compared to the first quarter of fiscal 2020
The COVID-19 pandemic continues to negatively affect our training revenues during the quarter from a significant decrease in training services demand as a result of the reduction in airlines’ global operations, disruption to the global air transportation environment and diminished air passenger travel. In addition, travel bans, border restrictions, lockdown protocols and world-wide self-isolation measures have resulted in centre closures. During the quarter, more than half of our training locations suspended operations with several others operating at significantly reduced capacities. As at June 30, 2020, all previously closed training locations had re-opened but 15 remained operating at reduced capacity. The Montreal manufacturing plant also ceased manufacturing operations for civil simulator products on March 25, 2020 with gradual recommencement of manufacturing operations in May 2020, which significantly impacted our ability to deliver simulators.

The decrease in revenue from the first quarter of fiscal 2020 was due to lower utilization across our network, lower revenue recognized from simulator sales due to lower deliveries and decreased demand for our crew sourcing business.

Segment operating income lower compared to the first quarter of fiscal 2020
Segment operating loss was $97.9 million this quarter, compared to a segment operating income of $98.6 million (20.6% of revenue) in the first quarter of fiscal 2020.

6 Non-GAAP and other financial measures (see Section 5).

16 I CAE First Quarter Report 2021

Management’s Discussion and Analysis

Segment operating income decreased by $196.5 million, or 199% over the first quarter of fiscal 2020. The decrease was mainly due to lower revenues, as described above and impairment charges on non-financial assets and amounts owed from customers incurred in relation to the COVID-19 pandemic. The decrease was partially offset by the benefit of cost containment measures taken and government support programs obtained in relation to the COVID-19 pandemic.

Excluding the impairment charges, segment operating loss before specific items was $16.2 million this quarter, compared to a segment operating income before specific items of $101.0 million (21.1% of revenue) in the first quarter of fiscal 2020. On this basis, the current period's segment operating income before specific items was down 116% over the same quarter last year.
Property, plant and equipment expenditures at $15.2 million this quarter
Growth capital expenditures were $8.4 million for the quarter and maintenance capital expenditures were $6.8 million.
Capital employed decreased by $98.3 million from last quarter
The decrease over last quarter was due to movements in foreign exchange rates and lower property, plant and equipment and intangible assets mainly due to impairment charges recognized this quarter. The decrease was partially offset by a higher investment in non-cash working capital, driven by lower accounts payable and accrued liabilities and higher inventories.

Total backlog down 15% compared to last quarter

Three months ended
(amounts in millions)	June 30, 2020
Obligated backlog, beginning of period	$4,993.5
+ order intake	193.5
- revenue	(248.0)
+ / - adjustments	(669.6)
Obligated backlog, end of period	$4,269.4
Joint venture backlog (all obligated)	271.7
Total backlog	$4,541.1

Adjustments this quarter were mainly due to the revaluation of prior year contracts and negative foreign exchange movements. Adjustments also include reassessments to estimated contract values to reflect the change in estimates of our customer's training requirements as a result of the downturn caused by the COVID-19 pandemic.

This quarter's book-to-sales ratio was 0.78x. The ratio for the last 12 months was 1.02x.

7.2      Defence and Security
FIRST QUARTER OF FISCAL 2021 EXPANSIONS AND NEW INITIATIVES
New programs and products

–
We developed a range of offboard instructor operator station (IOS) solutions that are now being offered to military customers globally, including a quick and deployable offboard IOS for customers requiring an immediate solution or a full-fidelity offboard IOS for customers requiring an advanced solution. Our offboard IOS solutions can be implemented on CAE-built simulators and training devices as well as those built by other manufacturers;

–
We implemented a range of virtual classroom and distance learning solutions to sustain training for global defence and security customers, including a Remote Ground School Refresher course for NATO Flying Training in Canada pilots and instructor-led virtual emergency management courses delivered remotely for the Brunei National Disaster Management Centre.

ORDERS
Defence and Security was awarded $201.3 million in orders this quarter, including notable contract awards from:

–	The U.S. Air Force for upgrades and enhancements to both the KC-135 and C-130H aircrew training system programs;

–	L-3 MAS to continue providing a range of in-service support solutions for the Royal Canadian Air Force's CF-18 aircraft;

–	Airbus Defence and Space to support the development of new and upgraded training capabilities for Germany’s Eurofighter program;

–	Lockheed Martin UK to continue providing maintenance and support services for the Royal Navy Merlin helicopter training systems;

–
The U.S. Army to provide advanced helicopter flight training support services. Subsequently, the award was protested by unsuccessful bidders, which is a common occurrence for U.S. Department of Defence procurements.

CAE First Quarter Report 2021 I 17

Management’s Discussion and Analysis

FINANCIAL RESULTS
(amounts in millions, except operating margins)		Q1-2021	Q4-2020	Q3-2020	Q2-2020	Q1-2020
Revenue		$280.2	341.8	332.4	336.5	320.5
Segment operating (loss) income		$(9.2)	32.4	31.3	26.0	15.1
Operating margins	%	—	9.5	9.4	7.7	4.7
SOI before specific items		$17.3	40.2	33.2	26.0	15.1
Operating margins before specific items	%	6.2	11.8	10.0	7.7	4.7
Depreciation and amortization		$14.3	15.4	14.1	14.6	14.1
Property, plant and equipment expenditures		$2.7	5.2	5.5	6.2	4.4
Intangible assets and other assets expenditures		$2.0	15.0	11.2	12.7	14.6
Capital employed		$1,109.9	1,154.0	1,074.4	1,191.8	1,192.2
Total backlog		$4,009.8	4,116.8	4,171.3	4,113.6	4,271.9

Revenue down 13% over the first quarter of fiscal 2020
The decrease in revenue from the first quarter of fiscal 2020 was mainly due to a lower level of activity on North American programs, which was affected by the impacts of the COVID-19 pandemic. The pandemic contributed to delays in the execution of programs from backlog and in order intake and impacted a range of global defence programs involving government and OEM customers who experienced delays due to travel bans, border restrictions, client access restrictions and supply chain disruptions. In addition, there have been delays in the awarding of new contracts as government acquisition authorities follow directives in their respective countries to shelter-in-place and eliminate travel. The decrease in revenue was partially offset by an increased level of activity on European programs this quarter.

Segment operating income lower compared to the first quarter of fiscal 2020
Segment operating loss was $9.2 million this quarter, compared to a segment operating income of $15.1 million (4.7% of revenue) in the first quarter of fiscal 2020.

The decrease over the first quarter of fiscal 2020 was mainly due to the impairment charges on non-financial assets incurred in relation to the COVID-19 pandemic, a lower level of activity on North American programs and COVID-related program delays, as mentioned above. The decrease was partially offset by the benefit of cost containment measures taken and government support programs obtained in relation to the COVID-19 pandemic.

Excluding the impairment charges, segment operating income before specific items was $17.3 million (6.2% of revenue) this quarter, compared to $15.1 million (4.7% of revenue) in the first quarter of fiscal 2020. On this basis, the current period's segment operating income before specific items was up 15% over the same quarter last year.

Capital employed decreased by $44.1 million from last quarter
The decrease over last quarter was mainly due to the impairment charges of non-financial assets recognized this quarter and movements in foreign exchange rates.

Total backlog down 3% compared to last quarter

Three months ended
(amounts in millions)	June 30, 2020
Obligated backlog, beginning of period	$2,637.5
+ order intake	201.3
- revenue	(280.2)
+ / - adjustments	(69.0)
Obligated backlog, end of period	$2,489.6
Joint venture backlog (all obligated)	94.5
Unfunded backlog and options	1,425.7
Total backlog	$4,009.8

Adjustments this quarter were mainly due to negative foreign exchange movements.

This quarter's book-to-sales ratio was 0.72x. The ratio for the last 12 months was 0.94x.

This quarter, $117.7 million was added to the unfunded backlog and $36.2 million was transferred to obligated backlog.

18 I CAE First Quarter Report 2021

Management’s Discussion and Analysis

7.3      Healthcare
FIRST QUARTER OF FISCAL 2021 EXPANSIONS AND NEW INITIATIVES
New programs and products

–	We began manufacturing the 10,000 units of the CAE Air1 ventilator for the Canadian government and deliveries are expected to start in the second quarter of fiscal 2021;

–	We released an online, adaptive learning ventilator reskilling course for healthcare providers in collaboration with Area9 Lyceum;

–
We released a COVID-19 ultrasound training suite to provide hands-on foundational training for emergency care physicians and intensivists, which includes a Vimedix COVID-19 module and a first-of-its-kind CAE Blue Phantom COVID-19 lung model for training with real ultrasound machines;

–	We provided Medtronic with additional cardiovascular simulators for electrophysiology training in the Asia‑Pacific region;

–
We signed a contract with Edwards Lifesciences to deliver a custom training solution for the IntraClude aortic device, and we expanded on our existing Pascal System training capabilities for heart therapies;

–
We released a Distance Learning Suite for Nursing at the INACSL conference which includes multiple SCEs and two MultiPad Clinical Skills Trainer options for specific, hands-on practice in a range of core nursing procedures.

FINANCIAL RESULTS
(amounts in millions, except operating margins)		Q1-2021	Q4-2020	Q3-2020	Q2-2020	Q1-2020
Revenue		$22.3	33.6	33.0	30.4	27.5
Segment operating (loss) income		$(3.2)	(37.4)	0.6	(1.4)	(2.8)
Operating margins	%	—	—	1.8	—	—
SOI before specific items		$(3.2)	0.1	0.6	(1.4)	(2.8)
Operating margins before specific items	%	—	0.3	1.8	—	—
Depreciation and amortization		$3.7	3.3	3.8	3.5	3.8
Property, plant and equipment expenditures		$0.1	0.7	0.3	0.2	1.0
Intangible assets and other assets expenditures		$11.0	2.2	3.1	2.7	2.7
Capital employed		$204.8	208.0	224.7	225.8	226.8

Revenue down 19% compared to the first quarter of fiscal 2020
The decrease in revenue over the first quarter of fiscal 2020 was mainly due to the impact of the COVID-19 pandemic as a large contingent of the market, specifically academic institutions and nursing schools, were under lockdown protocols, which has negatively affected our ability to conclude contracts and to deliver on existing orders and resulted in decreased volume on patient and ultrasound simulators and lower revenue from centre management solutions.

Segment operating loss higher than the first quarter of fiscal 2020
Segment operating loss was $3.2 million this quarter, compared to a loss of $2.8 million in the first quarter of fiscal 2020.

The $0.4 million increased loss from the first quarter of fiscal 2020 was primarily due to the charges on the initial investment during the quarter for costs related to the research, manufacturing and regulatory approvals associated with the CAE Air1 ventilators, for which deliveries are expected to start in the second quarter of fiscal 2021, and lower revenues, as described above. The decrease was partially offset by reduced selling, general and administrative expenses due to the benefit of cost containment measures taken and government support programs obtained in relation to the COVID-19 pandemic.

Capital employed decreased by $3.2 million from last quarter
The decrease from last quarter was due to lower non-cash working capital driven by higher contract liabilities related to a deposit received for the CAE Air1 ventilator contract, partially offset by higher inventory as a result of the ramp-up of production for the CAE Air1 ventilator and lower accounts payable and accrued liabilities. The decrease was partially offset by higher intangible assets resulting mainly from the development costs associated with the CAE Air1 ventilators.

CAE First Quarter Report 2021 I 19

Management’s Discussion and Analysis

8.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

–	Cash generated from operations, including timing of milestone payments and management of working capital;

–	Capital expenditure requirements;

–	Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

8.1    Consolidated cash movements7

(amounts in millions)	Q1-2021	Q1-2020
Cash provided by operating activities*	$36.9	$137.8
Changes in non-cash working capital	(125.3)	(197.8)
Net cash used in operating activities	$(88.4)	$(60.0)
Maintenance capital expenditures[7]	(9.0)	(15.0)
Investment in other assets	(1.9)	(2.7)
Proceeds from the disposal of property, plant and equipment	—	0.4
Net proceeds from equity accounted investees	0.5	0.7
Dividends received from equity accounted investees	6.1	—
Dividends paid	—	(25.5)
Free cash flow[7]	$(92.7)	$(102.1)
Growth capital expenditures[7]	(9.0)	(74.0)
Capitalized development costs	(16.0)	(20.0)
Common shares repurchased	—	(2.0)
Other cash movements, net	1.5	14.0
Business combinations, net of cash and cash equivalents acquired	—	(7.5)
Effect of foreign exchange rate changes on cash and cash equivalents	(9.4)	(7.3)
Net decrease in cash before proceeds and repayment of long-term debt	$(125.6)	$(198.9)
* before changes in non-cash working capital

Free cash flow of negative $92.7 million this quarter
Lower investment in non-cash working capital, lower dividends paid and lower maintenance capital expenditures were partially offset by a decrease in cash provided by operating activities which resulted in improved free cash flow compared to the first quarter of fiscal 2020.

Capital expenditures of $18.0 million this quarter
Growth capital expenditures were $9.0 million this quarter and maintenance capital expenditures were $9.0 million.

7 Non-GAAP and other financial measures (see Section 5).

20 I CAE First Quarter Report 2021

Management’s Discussion and Analysis

9.     CONSOLIDATED FINANCIAL POSITION
9.1       Consolidated capital employed

	As at June 30	As at March 31
(amounts in millions)	2020	2020
Use of capital:
Current assets	$2,204.1	$2,808.6
Less: cash and cash equivalents	(363.3)	(946.5)
Current liabilities	(1,890.2)	(2,062.3)
Less: current portion of long-term debt	219.0	206.2
Non-cash working capital[8]	$169.6	$6.0
Property, plant and equipment	2,007.8	2,154.0
Other long-term assets	3,397.6	3,521.0
Other long-term liabilities	(828.2)	(737.0)
Total capital employed	$4,746.8	$4,944.0
Source of capital[8]:
Current portion of long-term debt	$219.0	$206.2
Long-term debt	2,551.8	3,106.0
Less: cash and cash equivalents	(363.3)	(946.5)
Net debt[8]	$2,407.5	$2,365.7
Equity attributable to equity holders of the Company	2,252.5	2,489.7
Non-controlling interests	86.8	88.6
Source of capital	$4,746.8	$4,944.0

Capital employed decreased by $197.2 million from last quarter
The decrease was mainly due to lower property, plant and equipment, lower other long-term assets and higher other long‑term liabilities, partially offset by higher non‑cash working capital.

Return on capital employed (ROCE)8
Our ROCE was 5.3% this quarter. ROCE before specific items was 8.0% this quarter, which compares to 11.9% in the first quarter of last year and 10.7% last quarter. In fiscal 2021, specific items include costs incurred in relation to the COVID-19 pandemic, mainly from impairment charges on non-financial assets and amounts owed from customers. In fiscal 2020 specific items include the impact of the integration of BBAT, Defence and Security's reorganizational costs and the goodwill impairment charge recognized in Healthcare.

Excluding the impacts of IFRS 16, ROCE would have been 5.3% and ROCE before specific items would have been 8.2% this quarter, which compares to 12.0% in the first quarter of last year and 10.9% last quarter.

As we adopted IFRS 16 in fiscal 2020 without restating comparative periods, we have not restated fiscal 2019 periods included in the rolling four-quarter period calculations of ROCE to account for the recognition of right-of-use assets. To enable comparability with prior periods, we have excluded the impacts of the adoption of IFRS 16 from the fiscal 2021 and 2020 ROCE calculation by removing the new right-of-use assets from capital employed and by adding back finance expense, after tax, to net income.
Non-cash working capital increased by $163.6 million from last quarter
The increase was mainly due to lower accounts payable and accrued liabilities and higher inventories as a result of lower FFS deliveries and the ramp-up of production for the CAE Air1 ventilator.

Property, plant and equipment decreased by $146.2 million from last quarter
The decrease was mainly due to movements in foreign exchange rates, depreciation in excess of capital expenditures and impairment charges incurred in relation to the COVID-19 pandemic.

Other long-term assets decreased $123.4 million
The decrease was mainly due to movements in foreign exchange rates, depreciation and impairment charges incurred in relation to the COVID-19 pandemic.

Other long-term liabilities increased by 91.2 million from last quarter
The increase was mainly due to higher employee benefit obligations, resulting primarily from a decrease in the discount rate used to determine our defined benefit pension plan obligations.
8 Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2021 I 21

Management’s Discussion and Analysis

Change in net debt
Three months ended
(amounts in millions, except net debt-to-capital and net debt-to-EBITDA)	June 30, 2020
Net debt, beginning of period	$2,365.7
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	125.6
Effect of foreign exchange rate changes on long-term debt	(84.3)
Lease liability movements	(4.5)
Other	5.0
Change in net debt during the period	$41.8
Net debt, end of period	$2,407.5

Net debt-to-capital[9]	% 50.7
EBITDA[9]	$633.1
Net debt-to-EBITDA[9]	3.80
EBITDA before specific items	$792.2
Net debt-to-EBITDA before specific items	3.04

We have a committed line of credit at floating rates, provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit. In April 2020, we concluded a new two-year $500.0 million unsecured revolving credit facility to provide access to additional liquidity during the COVID-19 pandemic as a supplement to our current committed line of credit of US$850.0 million.9

We and some of our subsidiaries also have an agreement to sell certain of our accounts receivable for an amount up to US$400.0 million, which was increased by US$100.0 million in May 2020.

We have certain debt agreements which require the maintenance of standard financial covenants. As at June 30, 2020, we are compliant with all our financial covenants.

Total available liquidity at June 30, 2020 was $2.1 billion, including $363.3 million in cash and cash equivalents, undrawn amounts on our revolving credit facility and the balance available under our receivable purchase program.

We expect COVID-19 to continue to have a negative impact on the amount and timing of cash generated from operations. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows, which is achieved through a forecast of our consolidated liquidity position, to ensure adequacy and efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, stress-test results, growth requirements and capital expenditures, and the maturity profile of indebtedness, including availability of credit facilities, working capital requirements, compliance with financial covenants and the funding of financial commitments. Based on our scenario analysis, we believe that our cash and cash equivalents, the availability under our committed revolving credit facility and cash we expect to generate from our operations will be sufficient to meet financial requirements in the foreseeable future. To preserve liquidity and reduce operating costs, we have enacted initiatives such as the reduction of capital expenditures and R&D investments, strict cost containment measures, salary freezes, salary reductions, reduced work weeks, layoffs, as well as a suspension of our common share dividends and share repurchase plan.

Total equity decreased by $239.0 million this quarter
The decrease in equity was mainly due to the net loss recognized this quarter, unfavourable defined benefit plan remeasurements and an unfavourable foreign currency translation.

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 265,769,477 common shares issued and outstanding as at June 30, 2020 with total share capital of $682.0 million. In addition, we had 8,441,704 options outstanding under the Employee Stock Option Plan (ESOP).

As at July 31, 2020, we had a total of 265,777,027 common shares issued and outstanding and 8,096,129 options outstanding under the ESOP.

9 Non-GAAP and other financial measures (see Section 5).

22 I CAE First Quarter Report 2021

Management’s Discussion and Analysis

Repurchase and cancellation of shares
On February 7, 2020 we announced the renewal of the NCIB to purchase up to 5,321,474 of our common shares. The NCIB began on February 25, 2020 and will end on February 24, 2021 or on such earlier date when we complete our purchases or elect to terminate the NCIB. These purchases will be made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB will be cancelled. Share repurchases under our NCIB program were suspended as part of our COVID-19 pandemic mitigation measures.

During the three months ended June 30, 2020, no common shares were repurchased and cancelled under the NCIB. For the three months ended June 30, 2019, 58,131 common shares were repurchased and cancelled at a weighted average price of $34.41 per common share for a total consideration of $2.0 million.

Dividends
Dividend payments to common shareholders were suspended as part of our COVID-19 pandemic mitigation measures. As a result, during the three months ended June 30, 2020, no dividends were declared (2019 – $26.6 million or $0.10 per share).

10.   EVENT AFTER THE REPORTING PERIOD
On August 12, 2020, we announced that we would be taking additional measures to best serve the market by optimizing our global asset base and footprint, adapting our global workforce and adjusting our business to correspond with the expected lower level of demand for certain of our products and services. These measures also include the introduction and acceleration of new digitally enhanced processes.

As a result of these measures, we announced that we expect to record restructuring expenses of approximately $100 million over the next 12 months, consisting mainly of real estate costs, asset relocations and other direct costs related to the optimization of our footprint and employee termination benefits.

Taken together, these measures are expected to enable CAE to emerge from the current period in a position of strength and we expect to fully realize cost reductions of approximately $50 million annually starting in fiscal 2022.

11.   CHANGES IN ACCOUNTING POLICIES
New and amended standards adopted
Amendment to IFRS 3 - Business combinations
In October 2018, the IASB issued an amendment to IFRS 3 - Business combinations, which clarifies the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the previous standard.

This amendment to IFRS 3 was adopted April 1, 2020 and will apply to transactions occurring subsequent to April 1, 2020.

Amendment to IFRS 16 - Leases
In May 2020, the IASB issued an amendment to IFRS 16 - Leases, with the objective of providing practical relief to lessees in accounting for rent concessions arising as a result of the COVID-19 pandemic. The amendment introduces an optional practical expedient for lessees to not account for rent concessions as lease modifications if they are a direct consequence of the COVID-19 pandemic and meet certain conditions.

This amendment to IFRS 16 was adopted effective on April 1, 2020. The Company has elected to apply the practical expedient.

12.   CONTROLS AND PROCEDURES
In the first quarter ended June 30, 2020, we did not make any significant changes in, nor take any significant corrective actions regarding our internal controls or other factors that could significantly affect such internal controls. Our CEO and CFO periodically review our disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the first quarter, our CEO and CFO were satisfied with the effectiveness of our disclosure controls and procedures.

CAE First Quarter Report 2021 I 23

Management’s Discussion and Analysis

13.     SELECTED QUARTERLY FINANCIAL INFORMATION

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Year to date
Fiscal 2021
Revenue	$550.5	(1)	(1)	(1)	550.5
Net (loss) income	$(110.0)	(1)	(1)	(1)	(110.0)
Equity holders of the Company	$(110.6)	(1)	(1)	(1)	(110.6)
Non-controlling interests	$0.6	(1)	(1)	(1)	0.6
Basic EPS attributable to equity holders of the Company	$(0.42)	(1)	(1)	(1)	(0.42)
Diluted EPS attributable to equity holders of the Company	$(0.42)	(1)	(1)	(1)	(0.42)
Earnings per share before specific items	$(0.11)	(1)	(1)	(1)	(0.11)
Average number of shares outstanding (basic)	265.7	(1)	(1)	(1)	265.7
Average number of shares outstanding (diluted)	265.7	(1)	(1)	(1)	265.7
Average exchange rate, U.S. dollar to Canadian dollar	1.39	(1)	(1)	(1)	1.39
Average exchange rate, Euro to Canadian dollar	1.53	(1)	(1)	(1)	1.53
Average exchange rate, British pound to Canadian dollar	1.72	(1)	(1)	(1)	1.72
Fiscal 2020
Revenue	$825.6	896.8	923.5	977.3	3,623.2
Net income	$63.0	75.0	99.8	81.1	318.9
Equity holders of the Company	$61.5	73.8	97.7	78.4	311.4
Non-controlling interests	$1.5	1.2	2.1	2.7	7.5
Basic EPS attributable to equity holders of the Company	$0.23	0.28	0.37	0.29	1.17
Diluted EPS attributable to equity holders of the Company	$0.23	0.28	0.37	0.29	1.16
Earnings per share before specific items	$0.24	0.28	0.37	0.46	1.34
Average number of shares outstanding (basic)	265.8	266.2	265.8	266.1	266.0
Average number of shares outstanding (diluted)	267.6	268.2	267.6	267.7	267.6
Average exchange rate, U.S. dollar to Canadian dollar	1.34	1.32	1.32	1.34	1.33
Average exchange rate, Euro to Canadian dollar	1.50	1.47	1.46	1.48	1.48
Average exchange rate, British pound to Canadian dollar	1.72	1.63	1.70	1.72	1.69
Fiscal 2019(2)
Revenue	$722.0	743.8	816.3	1,022.0	3,304.1
Net income	$71.6	63.6	79.5	125.4	340.1
Equity holders of the Company	$69.4	60.7	77.6	122.3	330.0
Non-controlling interests	$2.2	2.9	1.9	3.1	10.1
Basic EPS attributable to equity holders of the Company	$0.26	0.23	0.29	0.46	1.24
Diluted EPS attributable to equity holders of the Company	$0.26	0.23	0.29	0.46	1.23
Earnings per share before specific items	$0.26	0.23	0.29	0.48	1.25
Average number of shares outstanding (basic)	267.6	267.4	266.1	265.1	266.6
Average number of shares outstanding (diluted)	269.3	269.2	267.5	266.8	268.0
Average exchange rate, U.S. dollar to Canadian dollar	1.29	1.31	1.32	1.33	1.31
Average exchange rate, Euro to Canadian dollar	1.54	1.52	1.51	1.51	1.52
Average exchange rate, British pound to Canadian dollar	1.76	1.71	1.70	1.73	1.72

(1) Not available.
(2) Figures have not been restated to reflect the adoption of IFRS 16 which was effective in fiscal 2020.

24 I CAE First Quarter Report 2021

Consolidated Interim Financial Statements

Consolidated (Loss) Income Statement

(Unaudited)
Three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2020	2019
Revenue	4	$550.5	$825.6
Cost of sales		442.5	581.9
Gross profit		$108.0	$243.7
Research and development expenses		20.1	31.9
Selling, general and administrative expenses		93.9	113.3
Impairment and other (gains) and losses	5	96.6	(0.3)
Share of after-tax loss (profit) of equity accounted investees	4	7.7	(12.1)
Operating (loss) profit		$(110.3)	$110.9
Finance expense – net	6	35.1	34.9
(Loss) earnings before income taxes		$(145.4)	$76.0
Income tax (recovery) expense	9	(35.4)	13.0
Net (loss) income		$(110.0)	$63.0
Attributable to:
Equity holders of the Company		$(110.6)	$61.5
Non-controlling interests		0.6	1.5
(Loss) earnings per share attributable to equity holders of the Company
Basic and diluted	8	$(0.42)	$0.23

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE First Quarter Report 2021 I 25

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive (Loss) Income

(Unaudited)
Three months ended June 30
(amounts in millions of Canadian dollars)	2020	2019
Net (loss) income	$(110.0)	$63.0
Items that may be reclassified to net (loss) income
Foreign currency exchange differences on translation of foreign operations	$(105.9)	$(69.3)
Reclassification to income of foreign currency exchange differences	(5.8)	(1.9)
Net gain on cash flow hedges	30.3	12.5
Reclassification to income of losses on cash flow hedges	(5.0)	(0.7)
Net gain on hedges of net investment in foreign operations	47.1	22.5
Income taxes	(7.4)	(0.8)
	$(46.7)	$(37.7)
Items that will never be reclassified to net (loss) income
Remeasurement of defined benefit pension plan obligations	$(123.0)	$(43.6)
Net loss on financial assets carried at fair value through OCI	(0.1)	(0.1)
Income taxes	32.3	11.5
	$(90.8)	$(32.2)
Other comprehensive loss	$(137.5)	$(69.9)
Total comprehensive loss	$(247.5)	$(6.9)
Attributable to:
Equity holders of the Company	$(245.7)	$(7.1)
Non-controlling interests	(1.8)	0.2

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

26 I CAE First Quarter Report 2021

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

(Unaudited)		June 30	March 31
(amounts in millions of Canadian dollars)	Notes	2020	2020
Assets
Cash and cash equivalents		$363.3	$946.5
Accounts receivable		517.5	566.1
Contract assets		536.3	569.3
Inventories		670.7	616.2
Prepayments		59.2	55.1
Income taxes recoverable		32.1	30.4
Derivative financial assets		25.0	25.0
Total current assets		$2,204.1	$2,808.6
Property, plant and equipment		2,007.8	2,154.0
Right-of-use assets		370.3	395.9
Intangible assets		1,974.9	2,056.5
Investment in equity accounted investees	—	428.0	460.6
Deferred tax assets		105.6	84.5
Derivative financial assets		11.6	13.1
Other non-current assets		507.2	510.4
Total assets		$7,609.5	$8,483.6

Liabilities and equity
Accounts payable and accrued liabilities		$825.5	$934.4
Provisions		27.8	29.2
Income taxes payable		25.1	26.4
Contract liabilities		740.5	746.2
Current portion of long-term debt	6	219.0	206.2
Derivative financial liabilities		52.3	119.9
Total current liabilities		$1,890.2	$2,062.3
Provisions		28.1	28.6
Long-term debt	6	2,551.8	3,106.0
Royalty obligations		134.9	141.1
Employee benefits obligations		340.1	212.8
Deferred tax liabilities		104.9	150.6
Derivative financial liabilities		7.9	12.8
Other non-current liabilities		212.3	191.1
Total liabilities		$5,270.2	$5,905.3
Equity
Share capital		$682.0	$679.5
Contributed surplus		32.9	26.9
Accumulated other comprehensive income		148.8	193.2
Retained earnings		1,388.8	1,590.1
Equity attributable to equity holders of the Company		$2,252.5	$2,489.7
Non-controlling interests		86.8	88.6
Total equity		$2,339.3	$2,578.3
Total liabilities and equity		$7,609.5	$8,483.6

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE First Quarter Report 2021 I 27

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited)		Attributable to equity holders of the Company
Three months ended June 30, 2020		Common shares			Accumulated other
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)		shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2020		265,619,627	$679.5	$26.9	$193.2	$1,590.1	$2,489.7	$88.6	$2,578.3
Net (loss) income		—	$—	$—	$—	$(110.6)	$(110.6)	$0.6	$(110.0)
Other comprehensive loss		—	—	—	(44.4)	(90.7)	(135.1)	(2.4)	(137.5)
Total comprehensive loss		—	$—	$—	$(44.4)	$(201.3)	$(245.7)	$(1.8)	$(247.5)
Exercise of stock options		149,850	2.5	(0.3)	—	—	2.2	—	2.2
Share-based payments expense		—	—	6.3	—	—	6.3	—	6.3
Balances as at June 30, 2020		265,769,477	$682.0	$32.9	$148.8	$1,388.8	$2,252.5	$86.8	$2,339.3

		Attributable to equity holders of the Company
Three months ended June 30, 2019		Common shares			Accumulated other			interest
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at April 1, 2019		265,447,603	$649.6	$24.8	$199.0	$1,430.4	$2,303.8	$78.7	$2,382.5
Net income		—	$—	$—	$—	$61.5	$61.5	$1.5	$63.0
Other comprehensive loss		—	—	—	(36.5)	(32.1)	(68.6)	(1.3)	(69.9)
Total comprehensive (loss) income		—	$—	$—	$(36.5)	$29.4	$(7.1)	$0.2	$(6.9)
Exercise of stock options		833,180	16.2	(1.9)	—	—	14.3	—	14.3
Optional cash purchase of common shares		408	—	—	—	—	—	—	—
Repurchase and cancellation of common shares	8	(58,131)	(0.1)	—	—	(1.9)	(2.0)	—	(2.0)
Share-based payments expense		—	—	3.7	—	—	3.7	—	3.7
Stock dividends	8	30,420	1.1	—	—	(1.1)	—	—	—
Cash dividends	8	—	—	—	—	(25.5)	(25.5)	—	(25.5)
Balances as at June 30, 2019		266,253,480	$666.8	$26.6	$162.5	$1,431.3	$2,287.2	$78.9	$2,366.1

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

28 I CAE First Quarter Report 2021

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

(Unaudited)
Three months ended June 30
(amounts in millions of Canadian dollars)	Notes	2020	2019
Operating activities
Net (loss) income		$(110.0)	$63.0
Adjustments for:
Depreciation and amortization	4	85.6	73.8
Impairment of non-financial assets	5	98.0	—
Share of after-tax loss (profit) of equity accounted investees		7.7	(12.1)
Deferred income taxes	9	(37.1)	13.0
Investment tax credits		(5.2)	(9.4)
Share-based payments expense		4.6	1.9
Defined benefit pension plans		4.9	4.3
Other non-current liabilities		1.0	(4.2)
Derivative financial assets and liabilities – net		(34.6)	(7.0)
Other		22.0	14.5
Changes in non-cash working capital	9	(125.3)	(197.8)
Net cash used by operating activities		$(88.4)	$(60.0)
Investing activities
Business combinations, net of cash acquired		$—	$(7.5)
Additions to property, plant and equipment	4	(18.0)	(89.0)
Proceeds from disposal of property, plant and equipment		—	0.4
Additions to intangible assets	4	(17.8)	(22.7)
Net payments to equity accounted investees		0.5	0.7
Dividends received from equity accounted investees		6.1	—
Other		(0.1)	—
Net cash used in investing activities		$(29.3)	$(118.1)
Financing activities
Net (repayment) proceeds from borrowing under revolving credit facilities		$(439.0)	$192.0
Proceeds from long-term debt	6	6.3	9.0
Repayment of long-term debt	6	(5.7)	(100.8)
Repayment of lease liabilities	6	(19.2)	(25.4)
Dividends paid		—	(25.5)
Issuance of common shares		2.2	14.3
Repurchase and cancellation of common shares	8	—	(2.0)
Other		(0.7)	(0.3)
Net cash (used in) provided by financing activities		$(456.1)	$61.3
Effect of foreign currency exchange differences on cash and cash equivalents		$(9.4)	$(7.3)
Net decrease in cash and cash equivalents		$(583.2)	$(124.1)
Cash and cash equivalents, beginning of period		946.5	446.1
Cash and cash equivalents, end of period		$363.3	$322.0

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE First Quarter Report 2021 I 29

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements
(Unaudited)
(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the board of directors on August 12, 2020.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of operations
CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment, provide training, and develop integrated training solutions for defence and security markets, commercial airlines, business aircraft operators, helicopter operators, aircraft manufacturers and for healthcare education and service providers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain a database of airports, other landing areas, flying environments, mission-specific environments, and motion and sound cues. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres with locations around the world.

The Company’s operations are managed through three segments:

(i)
Civil Aviation Training Solutions – Provides comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services;

(ii)	Defence and Security – Is a training and mission support solutions provider for defence forces across the air, land and naval domains, and for government organizations responsible for public safety;

(iii)
Healthcare – Provides integrated education and training solutions including surgical and imaging simulations, curriculum, audiovisual and centre management platforms and patient simulators to healthcare students and clinical professionals across the professional life cycle, and to support the COVID-19 pandemic, designs and manufactures ventilators to provide life support to intensive care patients (see Note 3).

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE).

Seasonality and cyclicality of the business
The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Civil Aviation Training Solutions segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The segment activities are also historically affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced lower demand during the second quarter.

However, results are not expected to follow historical patterns during the year ending March 31, 2021 due to the impact of the COVID-19 pandemic (see Note 3).

Basis of preparation
The key accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2020, except for the changes in accounting policies described in Note 2. These policies have been consistently applied to all periods presented. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2020.

The consolidated interim financial statements have been prepared in accordance with Part I of the CPA Canada Handbook – Accounting, International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

The functional and presentation currency of CAE Inc. is the Canadian dollar.

Use of judgements, estimates and assumptions
The preparation of consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2020.

30 I CAE First Quarter Report 2021

Notes to the Consolidated Interim Financial Statements

The COVID-19 pandemic and the resulting measures taken in response to its spread have resulted in significant temporary disruptions to the Company business operations (see Note 3). The rapidly evolving situation has created a high level of uncertainty and risk that has resulted in significant impacts on the Company’s business, financial performance and operations.

The uncertainties created by the COVID-19 pandemic required the use of judgements and estimates in the areas set out below. The future impact of the COVID-19 pandemic increases the risk, in future reporting periods, of material adjustments to the carrying amount of the Company’s net assets.

Impairment of non-financial assets
The Company has considered the impact of the COVID-19 pandemic on its assessment of impairment indicators, which required significant judgement. The Company has reviewed its property, plant and equipment, right-of-use assets, intangible assets, investment in equity accounted investees as well as other assets such as inventories and deferred tax assets. Judgements, estimates and assumptions used were based on the available information as at June 30, 2020.

As a result of this review, impairment charges of $98.0 million on non-financial assets have been recorded as at June 30, 2020 in relation to the COVID-19 pandemic (see Note 5).

Impairment of financial assets
The Company has considered the impact of the COVID-19 pandemic on the expected credit loss of its financial instruments (mainly trade receivable and contract assets). The Company applied judgment based on the type of customers, many of which are established companies and government agencies, the segments in which such customers operate and other indicators that could lead to currently unidentified credit losses. The amount and timing of the expected credit losses, as well as the probability assigned thereto, has been based on the available information as at June 30, 2020.

NOTE 2 – CHANGES IN ACCOUNTING POLICIES
New and amended standards adopted by the Company

Amendment to IFRS 3 - Business combinations
In October 2018, the IASB issued an amendment to IFRS 3 - Business combinations, which clarifies the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the previous standard.

This amendment to IFRS 3 was adopted April 1, 2020 and will apply to transactions occurring subsequent to April 1, 2020.

Amendment to IFRS 16 - Leases
In May 2020, the IASB issued an amendment to IFRS 16 - Leases, with the objective of providing practical relief to lessees in accounting for rent concessions arising as a result of the COVID-19 pandemic. The amendment introduces an optional practical expedient for lessees to not account for rent concessions as lease modifications if they are a direct consequence of the COVID-19 pandemic and meet certain conditions.

This amendment to IFRS 16 was adopted effective on April 1, 2020. The Company has elected to apply the practical expedient.

NOTE 3 – IMPACT OF THE COVID-19 PANDEMIC
The COVID-19 pandemic has created unprecedented uncertainty in the global economy, the global air transportation environment, air passenger travel and to CAE’s business. Several of its customers are facing significant challenges, with airlines and business jet operators having to ground many aircraft in response to travel bans, border restrictions, and lower demand for air travel. The Company continues to take measures to protect the health and safety of its employees, work with its customers to minimize potential disruptions and support its community in addressing the challenges posed by this global pandemic. This outbreak has had an important and immediate impact on all its businesses, especially in the Civil Aviation Training Solutions segment, as a result of an unprecedented shock to demand together with significant disruptions to its own operations, including temporary facility closures, supply chain disruptions, program execution delays, slower procurement decisions and changes to its customers’ acquisition priorities.

For the Civil Aviation Training Solutions segment, the impacts of the COVID-19 pandemic resulted in the temporary closure of certain training centre operations, lower utilization of its simulators in the network due to reduced demand from aviation customers and interruptions in the execution of its products backlog. At the worst point during the first quarter of fiscal 2021, more than half of its Civil training locations worldwide had totally suspended operations or operated at significantly reduced capacity. However, as at June 30, 2020, all training centre locations have re-opened at full or reduced capacities.

For the Defence and Security segment, delays in the awarding of new contracts and in the execution and advancement of certain programs are being experienced.

CAE First Quarter Report 2021 I 31

Notes to the Consolidated Interim Financial Statements

For the Healthcare segment, customers continue to be focused on managing the acute operational demands of this healthcare crisis, which resulted in less budget for normal operations and training projects.

The Company continued to operate with several flexible measures implemented to protect its financial position and preserve liquidity, including the reduction of capital expenditures and R&D investments, strict cost containment measures, salary freezes, salary reductions, reduced work weeks, layoffs, as well as a suspension of its common share dividend and share repurchase plan in response to the impact of the COVID-19 pandemic. Additionally, the Company has worked with defence customers to secure more favorable terms for milestone payments as well as offer contract modifications to increase work scope and with suppliers for extended payment terms.

On August 12, 2020, the Company announced that it would be taking additional measures to best serve the market by optimizing its global asset base and footprint, adapting its global workforce and adjusting its business to correspond with the expected lower level of demand for certain of its products and services. These measures also include the introduction and acceleration of new digitally enhanced processes (see Note 12).

NOTE 4 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION
The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its three segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

The Company has decided to disaggregate revenue from contracts with customers by segment, by products and services and by geographic regions as the Company believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Results by segment
The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is operating profit (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare		Total
Three months ended June 30	2020	2019	2020	2019	2020	2019	2020	2019
External revenue	$248.0	$477.6	$280.2	$320.5	$22.3	$27.5	$550.5	$825.6
Depreciation and amortization	67.6	55.9	14.3	14.1	3.7	3.8	85.6	73.8
Impairment of non-financial assets - net	77.2	—	21.4	0.1	0.1	—	98.7	0.1
Impairment of accounts receivable – net	4.7	0.2	—	—	0.1	0.1	4.8	0.3
Share of after-tax (loss) profit of
equity accounted investees	(7.6)	8.9	(0.1)	3.2	—	—	(7.7)	12.1
Segment operating (loss) income	(97.9)	98.6	(9.2)	15.1	(3.2)	(2.8)	(110.3)	110.9

Capital expenditures by segment, which consist of additions to property, plant and equipment and intangible assets, are as follows:

Three months ended June 30		2020		2019
Civil Aviation Training Solutions	$	$20.0	$	$89.0
Defence and Security		4.7		19.0
Healthcare		11.1		3.7
Total capital expenditures	$	$35.8	$	$111.7

32 I CAE First Quarter Report 2021

Notes to the Consolidated Interim Financial Statements

Assets and liabilities employed by segment
The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contract assets, inventories, prepayments, property, plant and equipment, right-of-use assets, intangible assets, investment in equity accounted investees, derivative financial assets and other non-current assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contract liabilities, derivative financial liabilities and other non-current liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

June 30		March 31
	2020	2020
Assets employed
Civil Aviation Training Solutions	$4,865.2	$5,089.5
Defence and Security	1,664.2	1,767.5
Healthcare	264.7	253.9
Assets not included in assets employed	815.4	1,372.7
Total assets	$7,609.5	$8,483.6
Liabilities employed
Civil Aviation Training Solutions	$1,093.9	$1,219.9
Defence and Security	554.3	613.5
Healthcare	59.9	45.9
Liabilities not included in liabilities employed	3,562.1	4,026.0
Total liabilities	$5,270.2	$5,905.3

Products and services information
The Company's revenue from external customers for its products and services are as follows:

Three months ended June 30	2020	2019
Products	$190.1	$294.6
Training and services	360.4	$531.0
Total external revenue	$550.5	$825.6

Contract with Government of Canada for CAE Air1 ventilators
On April 10, 2020, the Company concluded an agreement with the Government of Canada to design and manufacture 10,000 CAE Air1 ventilators to provide life support to patients in intensive care to support the COVID-19 pandemic. On June 17, 2020, the Company announced that its CAE Air1 ventilator has been certified by Health Canada. Deliveries are expected to start in the second quarter of fiscal 2021.

CAE First Quarter Report 2021 I 33

Notes to the Consolidated Interim Financial Statements

Geographic information
The Company markets its products and services globally. Revenues are attributed to geographical regions based on the location of customers. Non-current assets other than financial instruments and deferred tax assets are attributed to geographical regions based on the location of the assets excluding goodwill. Goodwill is attributed to geographical regions based on the Company’s allocation of the related purchase price. The Company has retrospectively revised the geographic information for the comparative period to conform to the current presentation.

Three months ended June 30	2020	2019
External revenue
Canada	$53.4	$107.6
United States	287.3	335.8
United Kingdom	25.7	43.4
Rest of Americas	12.2	24.3
Europe	86.1	160.9
Asia	67.7	138.6
Oceania and Africa	18.1	15.0
	$550.5	$825.6

	June 30	March 31
	2020	2020
Non-current assets other than financial instruments and deferred tax assets
Canada	$1,400.3	$1,449.4
United States	1,730.0	1,845.5
United Kingdom	376.2	403.3
Rest of Americas	233.7	250.4
Europe	761.9	801.0
Asia	549.3	586.9
Oceania and Africa	37.9	35.1
	$5,089.3	$5,371.6

NOTE 5 – IMPAIRMENT AND OTHER (GAINS) AND LOSSES

Three months ended June 30	2020	2019
Impairment of non-financial assets	$98.0	$—
Net gain on foreign currency exchange differences	(3.1)	(0.7)
Other	1.7	0.4
Impairment and other (gains) and losses	$96.6	$(0.3)
Impairment of non-financial assets
Given the negative impacts of the COVID-19 pandemic on the global economy, the Company’s main markets, its product offering and its customers, the Company considered the evolving conditions and impacts from the COVID-19 pandemic as part of its review of impairment indicators for non-financial assets. As a result of this review, the Company recorded impairment charges totaling $98.0 million on non‑financial assets as at June 30, 2020.

For the Civil Aviation Training Solutions segment, the reduced demand from aviation customers, shifts in aircraft fleet type operated by our customers and reduced activity in helicopter training in relation to the COVID-19 pandemic resulted in impairment charges of $43.9 million of property, plant and equipment, mostly simulators and parts, $21.8 million of intangibles assets, including capitalized development costs and customer relationships, and $11.2 million of inventories.

For the Defence and Security segment, the market was impacted by the evolving conditions of the COVID-19 pandemic which led to changes in customers focus and in the expected recoverability of certain technologies and products and resulted in impairment charges of $12.6 million of intangible assets, mostly capitalized development costs, and $8.5 million of inventories.

34 I CAE First Quarter Report 2021

Notes to the Consolidated Interim Financial Statements

NOTE 6 – DEBT FACILITIES AND FINANCE EXPENSE – NET
New unsecured revolving credit facility
On April 9, 2020, the Company concluded a new two-year $500.0 million unsecured revolving credit facility. The facility bears interest at variable rates, plus a margin that is determined based on the usage of the facility and the Company’s credit rating. The new facility will provide access to additional liquidity and is added to the current US $850.0 million unsecured revolving credit facility.

Amendment to the receivable purchase program
On May 19, 2020, the Company concluded an agreement to increase the limit of its receivable purchase program from US$300.0 million to US$400.0 million.

Finance expense – net

Three months ended June 30	2020	2019
Finance expense:
Long-term debt (other than lease liabilities)	$27.0	$24.6
Lease liabilities	5.5	6.2
Royalty obligations	2.5	2.9
Employee benefits obligations	1.6	1.3
Other	2.5	3.8
Borrowing costs capitalized	(0.7)	(1.5)
Finance expense	$38.4	$37.3
Finance income:
Loans and investment in finance leases	$(2.6)	$(1.7)
Other	(0.7)	(0.7)
Finance income	$(3.3)	$(2.4)
Finance expense – net	$35.1	$34.9

NOTE 7 – GOVERNMENT PARTICIPATION
Government contributions, other than COVID-19 government support programs, were recognized as follows:

Three months ended June 30	2020	2019
Credited to non-financial assets	$3.4	$4.1
Credited to income	5.2	6.2
	$8.6	$10.3

COVID-19 government support programs
Governments around the world have responded to the COVID-19 pandemic by implementing a variety of financial relief measures and support programs for impacted businesses and employees. Government assistance programs that meet the definition of a government grant were accounted for under the specific requirements of IAS 20 - Accounting for Government Grants and Disclosure of Government Assistance.

The Company has accessed and is working to access government programs in countries in which it operates. On April 11, 2020, the Canada Emergency Wage Subsidy (CEWS) was brought into law in Canada, which is intended to help Canadian businesses keep employees on their payroll through the challenges posed by the COVID-19 pandemic. The Company qualified for the CEWS subsidy program during the three months ended June 30, 2020, which allowed the Company to recall previously furloughed employees. During the three months ended June 30, 2020, government contributions related to COVID-19 support programs, mainly provided as a reimbursement of employee wages, totaled $56.7 million, of which $12.3 million were credited to non-financial assets and $44.4 million were credited to income.

CAE First Quarter Report 2021 I 35

Notes to the Consolidated Interim Financial Statements

NOTE 8 – SHARE CAPITAL, EARNINGS PER SHARE AND DIVIDENDS
Share capital
Repurchase and cancellation of common shares
On February 7, 2020, the Company announced the renewal of the normal course issuer bid (NCIB) to purchase up to 5,321,474 of its common shares. The NCIB began on February 25, 2020 and will end on February 24, 2021 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases will be made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB will be cancelled. On April 6, 2020, the Company announced that it has temporarily suspended its NCIB in response to the COVID-19 pandemic (see Note 3).
During the three months ended June 30, 2020, no common shares were repurchased and cancelled under the NCIB (2019 – 58,131, at a weighted average price of $34.41 per common share).

Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

Three months ended June 30	2020	2019
Weighted average number of common shares outstanding	265,656,253	265,762,998
Effect of dilutive stock options	—	1,847,944
Weighted average number of common shares outstanding
for diluted earnings per share calculation	265,656,253	267,610,942

For the three months ended June 30, 2020, options to acquire 6,897,029 common shares (2019 – 1,204,200) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

Dividends
On April 6, 2020, the Company announced that it had temporarily suspended its common share dividends in response to the COVID-19 pandemic (see Note 3).

During the three months ended June 30, 2020, no dividends were declared (2019 – $26.6 million or $0.10 per share).

NOTE 9 – SUPPLEMENTARY CASH FLOWS INFORMATION
Changes in non-cash working capital are as follows:

Three months ended June 30	2020	2019
Cash (used in) provided by non-cash working capital:
Accounts receivable	$44.4	$(59.0)
Contract assets	22.2	(33.1)
Inventories	(64.3)	(62.6)
Prepayments	(4.0)	(3.6)
Income taxes	(3.4)	(6.7)
Accounts payable and accrued liabilities	(116.1)	(79.1)
Provisions	(1.7)	(3.1)
Contract liabilities	(2.4)	49.4
	$(125.3)	$(197.8)

Supplemental information:

Three months ended June 30	2020	2019
Interest paid	$11.2	$14.5
Interest received	2.9	2.3
Income taxes paid	5.4	10.2

NOTE 10 – FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

36 I CAE First Quarter Report 2021

Notes to the Consolidated Interim Financial Statements

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:

(i)	The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

(ii)
The fair value of derivative instruments, which include forward contracts, swap agreements, call options and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;

(iii)
The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;

(iv)	The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;

(v)
The fair value of long-term debts, royalty obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities.

Fair value hierarchy
The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:   Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3:   Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The carrying values and fair values of financial instruments, by category, are as follows:

		June 30			March 31
			2020		2020
	Level	Carrying value	Fair value	Carrying value	Fair value
		Total	Total	Total	Total
Financial assets (liabilities) measured at FVTPL
Cash and cash equivalents	Level 1	$363.3	$363.3	$946.5	$946.5
Restricted cash	Level 1	11.9	11.9	12.4	12.4
Equity swap agreements and call options	Level 2	(30.6)	(30.6)	(55.5)	(55.5)
Forward foreign currency contracts	Level 2	(1.3)	(1.3)	(7.2)	(7.2)
Derivative assets (liabilities) designated in a hedge relationship
Foreign currency and interest rate swap agreements	Level 2	10.2	10.2	(0.3)	(0.3)
Forward foreign currency contracts	Level 2	(1.9)	(1.9)	(31.6)	(31.6)
Financial assets (liabilities) measured at amortized cost
Accounts receivable(1)	Level 2	472.1	472.1	514.5	514.5
Investment in finance leases	Level 2	146.6	161.6	155.0	183.2
Advances to a portfolio investment	Level 2	28.5	28.5	29.7	29.7
Other assets(2)	Level 2	24.6	23.2	22.1	20.5
Accounts payable and accrued liabilities(3)	Level 2	(539.4)	(539.4)	(709.1)	(709.1)
Total long-term debt(4)	Level 2	(2,324.2)	(2,550.5)	(2,830.6)	(2,960.4)
Other non-current liabilities(5)	Level 2	(176.8)	(175.2)	(182.0)	(167.9)
Financial assets measured at FVOCI
Equity investments	Level 3	3.2	3.2	3.3	3.3
		$(2,013.8)	$(2,224.9)	$(2,132.8)	$(2,221.9)
(1) Includes trade receivables, accrued receivables and certain other receivables.
(2) Includes non-current receivables and certain other non-current assets.
(3) Includes trade accounts payable, accrued liabilities, interest payable and current royalty obligations.
(4) Excludes lease liabilities. The carrying value of long-term debt excludes transaction costs.
(5) Includes non-current royalty obligations and other non-current liabilities.

CAE First Quarter Report 2021 I 37

Notes to the Consolidated Interim Financial Statements

NOTE 11 – RELATED PARTY TRANSACTIONS
The Company’s outstanding balances with its equity accounted investees are as follows:

	June 30		March 31
		2020		2020
Accounts receivable	$	$56.0	$	$51.2
Contract assets		42.8		38.5
Other assets		23.9		25.6
Accounts payable and accrued liabilities		4.9		5.7
Contract liabilities		36.8		28.8
Other non-current liabilities		1.6		1.7
The Company’s transactions with its equity accounted investees are as follows:

Three months ended June 30			2020		2019
Revenue	$	$	$38.3	$	$33.2
Purchases			0.5		0.3
Other income			0.4		0.3

NOTE 12 – EVENT AFTER THE REPORTING PERIOD

On August 12, 2020, the Company announced that it would be taking additional measures to best serve the market by optimizing its global asset base and footprint, adapting its global workforce and adjusting its business to correspond with the expected lower level of demand for certain of its products and services. These measures also include the introduction and acceleration of new digitally enhanced processes.

As a result of these measures, the Company announced that it expects to record restructuring expenses of approximately $100 million over the next 12 months, consisting mainly of real estate costs, asset relocations and other direct costs related to the optimization of its footprint and employee termination benefits.

38 I CAE First Quarter Report 2021